Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT

APPROVAL OF QUALIFICATION OF INDEPENDENT DIRECTOR BY THE CBIRC AND RESIGNATION OF INDEPENDENT DIRECTOR

Reference is made to the announcements of China Life Insurance Company Limited (the “Company”) dated 29 June 2020 and 19 October 2020 in relation to, among others, the election of Mr. Lam Chi Kuen as an Independent Director of the sixth session of the board of directors of the Company (the “Board”) as the successor of Mr. Chang Tso Tung Stephen at the annual general meeting of the Company held on 29 June 2020 (the “AGM”).

The Company has recently received the approval of qualification of Mr. Lam Chi Kuen as Director issued by the China Banking and Insurance Regulatory Commission (the “CBIRC”). Pursuant to the approval, the qualification of Mr. Lam Chi Kuen as an Independent Director of the Company has been approved by the CBIRC. The term of office of Mr. Lam Chi Kuen commenced on 29 June 2021. With effect from the same day, Mr. Lam Chi Kuen has served as the Chairman of the Strategy and Assets and Liabilities Management Committee, a member of the Audit Committee and a member of the Connected Transactions Control Committee. Please refer to the circular of the AGM dated 17 April 2020 for the biographical details of Mr. Lam Chi Kuen.

With effect from 29 June 2021, being the date when the appointment of Mr. Lam Chi Kuen became effective, Mr. Chang Tso Tung Stephen has ceased to be an Independent Director of the Company, the Chairman of the Strategy and Assets and Liabilities Management Committee, a member of the Audit Committee and a member of the Connected Transactions Control Committee.

Mr. Chang Tso Tung Stephen has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company. The Company would like to express its gratitude to Mr. Chang Tso Tung Stephen for his contribution to the Company during his tenure of service.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 30 June 2021

As at the date of this announcement, the Board of Directors comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Robinson Drake Pike, Tang Xin,
Leung Oi-Sie Elsie, Lam Chi Kuen